LIVE	SECURE DATA
DRIVES ALL BUSINESS
2004 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
MARCH 31, 2004

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis ("MD&A"), including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations and policies of Canadian securities regulatory authorities. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements contain information that is forward looking and reflect the current views of DataMirror Corporation (together with its subsidiaries "DataMirror" or the "Company") with respect to future events and are subject to certain risks, uncertainties and assumptions. Numerous factors affect the Company's operating results and could cause the Company's actual results to differ materially from the results indicated by this MD&A or by any forward-looking statements made by, or on behalf of, the Company, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of the Company's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; pursuing, completing and integrating acquisitions could divert resources and may not achieve the intended business objectives; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed herein, in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission, the Ontario Securities Commission, other Canadian securities commissions, and other regulatory authorities.

The following information should be read in conjunction with the audited consolidated financial statements of the Company for the years ended January 31, 2004 ("fiscal 2004"), January 31, 2003 ("fiscal 2003"), and January 31, 2002 ("fiscal 2002") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in note 19 of the foregoing audited consolidated financial statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, GMAC Commercial Mortgage, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

DataMirror 2004 Annual Report 15

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 19 of the audited consolidated financial statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investment tax credits, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services. Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investment Tax Credits. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different from the amount recorded.

DataMirror 2004 Annual Report 16

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology and customer lists and trademarks. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscals 2004, 2003 and 2002, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscals 2004, 2003 and 2002,the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is considered or estimated to be more likely to be realized. While the Company has considered projected future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be more likely than not to be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its future tax assets, an adjustment to the future tax assets would reduce income in the period such a determination were made.

DIVIDENDS

The Company has not paid any dividends on its Common Shares in the last six completed fiscal years. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and financial condition, general business conditions and contractual restrictions on payment of dividends, if any.

DataMirror 2004 Annual Report 17

ANALYSIS OF THE COMPANY'S OPERATIONS FOR FISCAL YEAR ENDED JANUARY 31, 2004

The following selected consolidated financial information is derived from the audited consolidated financial statements of the Company presented in accordance with Canadian GAAP, and must be read in conjunction with such consolidated financial statements and related notes thereto. Historic results are not necessarily indicative of the results that may be expected for any other future period.
Years ended January 31,
(000's of Canadian $ except per share data)	2004	2003	2002
STATEMENT OF INCOME (LOSS) INFORMATION

REVENUE
Licence	$29,087	$33,223	$28,592
Maintenance	25,354	23,210	20,562
Services	5,551	6,057	7,222
	59,992	62,490	56,376
COST OF REVENUE
Licence	234	239	257
Maintenance and services	11,389	12,605	13,464
	11,623	12,844	13,721
GROSS MARGIN	48,369	49,646	42,655
OPERATING EXPENSES
Selling and marketing	20,524	21,289	21,542
Research and development	9,753	10,459	10,895
General and administration	7,946	8,812	9,088
Amortization of intangibles	3,098	2,740	3,244
	41,321	43,300	44,769
OPERATING INCOME (LOSS)	7,048	6,346	(2,114)
INVESTMENT INCOME, NET	1,146	611	859
OTHER INCOME	279	0	0
LOSSES FROM INVESTMENT IN POINTBASE, INC.
Impairment of equity investment	0	(4,595)	-
Equity loss	0	(2,081)	(4,112)
INCOME (LOSS) BEFORE INCOME TAXES	8,473	281	(5,367)
PROVISION FOR INCOME TAXES	2,788	2,434	297
NET INCOME (LOSS)	$5,685	$(2,153)	$(5,664)

EARNINGS (LOSS) PER SHARE
Basic	$0.50	$(0.19)	$(0.49)
Diluted	$0.49	$(0.19)	$(0.49)

WEIGHTED AVERAGE NUMBER OF SHARES (000'S)
Basic	11,364	11,411	11,500
Diluted	11,640	11,411	11,500

BALANCE SHEET INFORMATION

TOTAL ASSETS (as at January 31)	$86,223	$81,347	$ 79,603
LONG-TERM OBLIGATIONS (as at January 31)	$1,076	$1,538	$1,204
DataMirror 2004 Annual Report 18

REVENUE

The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

Sales of software licences have historically been primarily on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. During fiscal 2004, licence sales through indirect sales channels accounted for 21% of revenue, down slightly from 24% in fiscal 2003 and 26% in fiscal 2002.

Licence sales accounted for 48.5% of total revenue in fiscal 2004 as compared to 53.2% in fiscal 2003 and 50.7% in fiscal 2002. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future.

Licence revenue has historically been heavily dependent on sales of Transformation Server and iCluster (a successor to High Availability Suite) software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2004, accounting for 54.8% of licence revenue, a drop compared to 66.5% in fiscal 2003 and 66.9% in fiscal 2002. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform. The Company's sales of software relating to Unix platforms in fiscal 2004 was 16.9% of licence revenue, relatively unchanged as a percent of licence revenue from the 16.5% of licence revenue in fiscal 2003. There was a significant increase in the Company's sales of software relating to MVS platforms in fiscal 2004 which accounted for 11.5% of fiscal 2004 licence revenue and which as a category grew 3.2% from fiscal 2003 licence revenue. Growth also occurred in sales of software relating to Intel platforms which increased moderately from 13.8% of fiscal 2003 licence revenue to 16.8% of fiscal 2004 licence revenue.

The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. During fiscal 2004, 42.3% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 37.1% of revenue in fiscal 2003 and 36.5% in fiscal 2002.

Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences. During fiscal 2004, revenue from services, which includes consulting, training and other services, accounted for 9.3% of revenue, compared to 9.7% in fiscal 2003 and 12.8% in fiscal 2002.

Licence. Licence revenue in fiscal 2004 was $29,087,000 compared to $33,223,000 in fiscal 2003 and $28,592,000 in fiscal 2002, a decrease of 12.4% and an increase of 1.7% from fiscal 2003 and 2002 respectively. The decrease in licence revenue in fiscal 2004 from fiscal 2003 was attributable to several offsetting factors, with the increased revenue from new products such as iReflect and LiveAudit and increased demand for the Company's mainframe data integration solutions being more than offset by such factors as the strengthening of the Canadian currency, increased price pressure from competitors in the iSeries High Availability marketplace and the effects of global political events on the North American, European and Middle Eastern markets.

Maintenance. Maintenance revenue in fiscal 2004 was $25,354,000 compared to $23,210,000 in fiscal 2003 and $20,562,000 in fiscal 2002, an increase of 9.2% and 23.3% from fiscal 2003 and 2002 respectively. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2003 and the renewal of maintenance and support contracts for licence sales completed in prior periods, partially offset by the effects of the stronger Canadian currency.
DataMirror 2004 Annual Report 19

Services. Services revenue in fiscal 2004 was $5,551,000 compared to $6,057,000 in fiscal 2003 and $7,222,000 in fiscal 2002, a decrease of 8.4% and 23.1% from fiscals 2003 and 2002 respectively. This decrease was primarily due to the effects of the stronger Canadian currency.

Geographical Distribution. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2004, sales denominated in U.S. dollars and European currencies represented 58.8% and 33.5% respectively (for fiscal 2003, these were 58.9% and 34.2% respectively of the Company's revenues), while a significant portion of the Company's operating expenses are incurred in Canadian dollars and the Company reports its financial results in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only short-term protection against a limited portion of the Company's currency exposure.

The Company's geographical revenue distribution based on the customers' country of residence has been as follows:
Years ended January 31,	2004	2003	2002
Canada	7.8%	6.9%	5.2%
United States	53.2	53.6	50.7
United Kingdom	17.4	18.7	23.9
Germany	8.3	8.1	9.7
Other	13.4	12.7	10.5
	100.0%	100.0%	100.0%

Transaction values in fiscal 2004 for sales of the Company's products have been as large as U.S. $2,440,000 (2003 - U.S. $1,400,000), although a typical sale ranges from U.S. $70,000 to U.S. $100,000. No single customer accounted for more than 3.4% of revenue in fiscal 2004 (1.8% and 1.2% of revenue for fiscal 2003 and 2002 respectively), and no single industry accounted for more than 24.7% of licence revenue in fiscal 2004 (23.3% and 20.5% of licence revenue for fiscal 2003 and 2002 respectively).

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2004, costs of licence revenue were $234,000 (0.8% of licence revenue), relatively unchanged from $239,000 (0.7% of licence revenue) for fiscal 2003 and $257,000 (0.9% of licence revenue) for fiscal 2002.

Maintenance and Services. Costs of maintenance and services revenue consist primarily of the salary and related costs of providing those services. For fiscal 2004, costs of maintenance and services revenue were $11,389,000 (36.9% of maintenance and services revenue) compared to $12,605,000 (43.1% of maintenance and services revenue) for fiscal 2003 and $13,464,000 (48.5% of maintenance and services revenue) for fiscal 2002. The gross margin on maintenance and services revenue improved significantly, as the Company realized economies of scale in the cost of providing support to its growing customer base.
DataMirror 2004 Annual Report 20

OPERATING EXPENSES

Due to the nature of the Company's business, salary and other headcount related costs comprise a large portion of the Company's operating expenses. To assist the reader in properly understanding the Company's operating expense trends over the last three fiscal years, a summary of the ending and average headcount by department for each of the last three fiscal years follows. The headcount decrease from the end of fiscal 2002 to fiscal 2003 occurred late in the 2003 fiscal year and therefore had a limited impact on that year's operating expenses. Likewise, the headcount increase from the end of fiscal 2003 to fiscal 2004 occurred late in the 2004 fiscal year, mainly through the additional employees taken on as a result of the acquisition of PointBase, Inc. ("PointBase") in mid-December 2003, and also had a limited impact on fiscal 2004's operating expenses.
Ending Headcount
at January 31,	2004	2003	2002
Selling and Marketing	168	151	170
Research & Development	91	82	96
General & Administrative	40	43	39
TOTAL	299	276	305

Average Headcount for the
Years Ended January 31,
Selling and Marketing	155	166	183
Research & Development	84	92	94
General & Administrative	40	45	42
TOTAL	279	303	319

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related activities. For fiscal 2004, these expenses totaled $20,524,000 (34.2% of revenue), down slightly in dollar amount from $21,289,000 (34.1% of revenue) for fiscal 2003 and from $21,542,000 (38.2% of revenue) for fiscal 2002. The decrease is due primarily to reduced travel and the effect of a reduction of average headcount in this area, as well as a decrease caused by the impact of the stronger Canadian currency on the Company's U.S. and European expenses. Management expects selling and marketing expenses to increase in fiscal 2005 as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $9,753,000 (16.3% of revenue) for fiscal 2004, down slightly from $10,459,000 (16.7% of revenue) for fiscal 2003 and $10,895,000 (19.3% of revenue) for fiscal 2002 due mainly to a reduction in average headcount in research and development from fiscal 2002 and 2003 to fiscal 2004 and an increase in the amount of investment tax credits recognized during the year. The Company applies for investment tax credits from both the Canadian federal and provincial tax authorities relating to amounts expended on scientific research and development. During fiscal 2004, $806,000 (fiscal 2003 - $590,000, fiscal 2002 - nil) in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Revenue Agency has not yet assessed all the federal claims and, therefore, the amount ultimately received could be materially different than the amount recorded.
DataMirror 2004 Annual Report 21

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2004, general and administration expenses were $7,946,000 (13.2% of revenue) compared to $8,812,000 (14.1% of revenue) for fiscal 2003 and $9,088,000 (16.1% of revenue) for fiscal 2002, a decrease of 9.8% and 12.6% from fiscals 2003 and 2002 respectively. The Company initiated a series of cost saving measures during fiscal 2004 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions and the impact of the stronger Canadian currency on the Company's U.S. and European expenses, resulted in this reduction.

Amortization of Intangibles. For fiscal 2004, amortization of intangibles was $3,098,000 compared to $2,740,000 and $3,244,000 for fiscals 2003 and 2002 respectively. The increase of $358,000 from fiscal 2003 is due to additional amortization of technology acquired late in fiscal 2003.

INVESTMENT INCOME, NET

Investment income, net includes interest on cash equivalents, short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2004, net investment income was $1,146,000 compared to $611,000 in fiscal 2003. This increase is primarily due to an increase in average invested cash balances resulting from positive cash flow from operations over the course of fiscal 2004. In fiscal 2002, net investment income was $859,000. From fiscal 2002 to fiscal 2003, investment income, net decreased $248,000 primarily as a result of earning a lower rate of interest on invested cash balances in Canada during fiscal 2003 compared to fiscal 2002 as well as a further reduction in interest rates received on cash balances set aside during the second quarter of fiscal 2003 in support of the Company's bid to acquire Idion Technologies Holdings Limited.

OTHER INCOME

In April 2003, DataMirror made an offer to acquire all of the issued and outstanding shares of PointBase. PointBase determined not to proceed with the transaction and, as a result, PointBase agreed to pay DataMirror an amount of $279,000 (U.S. $200,000) as consideration for the cancellation of the offer. The Company ceased its efforts to purchase PointBase as conditions at the time did not warrant further discussions. For further discussions of the Company's eventual acquisition of PointBase in December 2003 please refer to the "Acquisitions" section of this document.

LOSSES FROM INVESTMENT IN POINTBASE, INC.

In June 2002, PointBase started a downsizing of its business, with the intent of achieving break-even operations in the short term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated value of nil. The losses from the Company's investment in PointBase were nil in fiscal 2004 compared to an equity loss of $2,081,000 and an impairment charge of $4,595,000 in fiscal 2003 and an equity loss of $4,112,000 in fiscal 2002. The decrease in fiscal 2004 was due to the investment in PointBase having been fully written off at October 31, 2002. The Company acquired the remaining shares of PointBase in December 2003 as described in the "Acquisitions" section of this document.

INCOME TAX EXPENSE

During fiscal 2004, the Company recorded an income tax provision of $2,788,000 as compared to a provision of $2,434,000 in fiscal 2003 and $297,000 in fiscal 2002.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2004 was 36.6% as compared to 38.6% for fiscal 2003 and 41.7% for fiscal 2002. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year.

The income tax provision is different from the amount that would be obtained by multiplying the Company's income before income taxes by this tax rate due to a combination of factors including: the equity loss and impairment charge of PointBase being non-deductible for tax purposes, certain expenses being non-deductible for tax purposes, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the manufacturing and processing tax deduction and the effect of the rate changes on future taxes.

As at January 31, 2004, the Company had foreign non-capital loss carryforwards of approximately $3,285,000 which have no expiry date and $3,100,000 which expire at various times over 20 years . A valuation allowance has been recognized for all but $167,000 of the losses.

DataMirror 2004 Annual Report 22

NET INCOME (LOSS)

In fiscal 2004, the Company recorded net income of $5,685,000 ($0.50 per share) as compared to a loss of $2,153,000 ($(0.19) per share) in fiscal 2003 and $5,664,000 ($(0.49) per share) in fiscal 2002. This marked improvement in profitability was achieved despite pressures on revenue caused by the stronger Canadian currency and generally weaker global economic conditions, by increasing the gross margin on maintenance and services through operating efficiencies in providing those services, by reducing operating expenses through headcount reductions and by continued focus on controlling non-headcount operating costs, together with an increase in investment income due to higher invested cash balances and the elimination of losses from the investment in PointBase.

SEGMENT PERFORMANCE

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company operates in two reportable segments, North America, which includes the Company's Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in Note 1 of the Company's consolidated financial statements. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and, therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

In fiscal 2004, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had total revenue of $39,918,000 compared to $41,107,000 in fiscal 2003, a decrease of $1,189,000. The effect on revenue of the stronger Canadian dollar dramatically impacted the Company's U.S. dollar denominated North American revenue, and more than offset increased revenue from newer products such as iReflect and LiveAudit. During that same period, the North American segment had operating income of $4,244,000 compared to $4,580,000 in fiscal 2003, a decrease of $336,000. The overall reduction in average headcount and continued vigilance in non-salary cost containment reduced operating costs enough to offset the impact of the reduction in revenue and limit the decrease in operating income to approximately the amount of the increase in amortization of intangibles.

Revenues from the European segment were $20,074,000 in fiscal 2004 compared to $21,383,000 in fiscal 2003, a decrease of $1,309,000 due mainly to the weakening of the U.K. Pound versus the Canadian dollar. During that same period, European segment operating income was $2,804,000 compared with $1,766,000 in fiscal 2003, an increase of $1,038,000. European operating income increased despite the drop in revenue as the currency impact on the segment's revenue was mostly offset by a similar impact on operating expenses, allowing the reduction in headcount and other cost containment measures to positively impact operating income.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited information for each of the eight most recent quarters, the last of which ended January 31, 2004. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

DataMirror 2004 Annual Report 23

Year ended January 31, 2004
Quarter ended	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)
TOTAL REVENUE	$13,320	$14,240	$16,077	$16,355
OPERATING INCOME (LOSS)	$789	$1,578	$2,553	$2,128
NET INCOME (LOSS)	$663	$1,618	$1,871	$1,533
EARNINGS (LOSS) PER SHARE
Basic	$0.06	$0.14	$0.17	$0.14
Fully diluted	$0.06	$0.14	$0.16	$0.13

Year ended January 31, 2003
Quarter ended	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)
TOTAL REVENUE	$14,142	$14,813	$15,745	$17,790
OPERATING INCOME (LOSS)	$(54)	$613	$1,167	$4,620
NET INCOME (LOSS)	$(947)	$(186)	$(4,270)	$3,250
EARNINGS (LOSS) PER SHARE
Basic	$(0.08)	$(0.02)	$(0.38)	$0.29
Fully diluted	$(0.08)	$(0.02)	$(0.38)	$0.28

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares. The proceeds from these financings were used for general corporate purposes, including research and development of new products and technologies, expansion of the Company's sales and marketing organization and activities, and for working capital, as well as for acquisitions by the Company.

As at January 31, 2004 the Company had cash, cash equivalents and short-term investments of $42,006,000, compared to $38,827,000 at the end of fiscal 2003. The increase in cash, cash equivalents and short-term investments was primarily due to continued positive cash flow from operations. For the year ended January 31, 2004, cash flow from operations was $10,163,000, a decrease of $5,745,000 over cash flow from operations of $15,908,000 in fiscal 2003. Despite a significant increase in operating income, cash flow from operations decreased due to less cash being generated from changes in other working capital components. The Company's investing activities consisted primarily of purchases of capital assets, additional purchases of shares of Idion Technology Holdings Limited ("Idion") and the acquisition of PointBase. During fiscal 2004, capital expenditures of $1,190,000 ($1,859,000 in fiscal 2003) were financed internally and none were financed under capital lease facilities in fiscal 2003 or 2004. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year consisted of capital lease payments and share capital transactions. During fiscal 2004 the Company used $3,987,000 (2003 - $1,557,000) in cash to repurchase 317,500 (2003 - 163,600) of its common shares under a normal course issuer bid and raised an additional $1,779,000 (2003 - $821,000) through the issuance of 221,310 (2003 - 152,715) common shares pursuant to the Company's stock option plans.
DataMirror 2004 Annual Report 24

The Company has available short-term bank credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and £ 150,000 ($362,000) bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2004 there was no outstanding indebtedness under these credit facilities other than letters of credit of $181,000 (2003 - $206,000). Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in acquiring additional shares of Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of January 31, 2004, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company's leased premises and capital leases for computer equipment.

(Canadian $)	Payments Due by Period
Contractual	Total	Less than	1-3 years	4-5 years	After
Obligations		1 year			5 years
Capital Lease	$ 32,000	$ 32,000	$ 0	$ 0	$ 0
Obligations
Operating Leases	8,205,000	2,519,000	3,388,000	2,054,000	244,000
Total	$8,237,000	$2,551,000	$3,388,000	$2,054,000	$244,000

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations during fiscal 2003, the Company entered into several different transactions with SmartSales Inc. (see further discussion in the "Acquisitions" section of this document), a company with a common Chairman of the Board of Directors and significant shareholder as the Company's CEO and significant shareholder, Nigel Stokes. In fiscal 2004, there were no transactions with SmartSales Inc. In fiscal 2003, the related party transactions with SmartSales Inc. consisted of rental income of $51,000. These transactions in fiscal 2003 were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000.

As at January 31, 2004, the Company did not have any loans receivable from directors. As at January 31, 2003, there were $8,000 of such loans. The Company has not loaned money to directors since the provisions of the Sarbanes-Oxley Act prohibiting such loans came into effect. Loans made prior to the coming into effect of the Sarbanes-Oxley Act are grandfathered.

DataMirror 2004 Annual Report 25

ACQUISITIONS

As at March 31, 2004, other than the transactions listed below, there are no proposed asset or business acquisitions or dispositions that the Company's board of directors, or senior management who believe that confirmation of the decision by the board is probable, have made a decision to proceed with. The following is a description of certain completed acquisitions by the Company since February 1, 2000 and their impact on the Company in fiscals 2003 and 2004.

On December 18, 2003, the Company completed an agreement and plan of merger and acquired one hundred percent control of PointBase in a cash transaction valued at approximately $3,300,000 at closing, with certain additional amounts which may become payable contingent on future revenue or proceeds that may be received in connection with the acquired business. DataMirror is accounting for the acquisition under the purchase method. Under terms of the agreement and plan of merger, future payments of a portion of the funds received from an identified current customer of PointBase will become due to the former shareholders of PointBase contingent upon the Company either securing additional revenue from or selling the business or a portion thereof to this customer. No contingent consideration is due for the year ended January 31, 2004.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $362,000 for cash consideration of $399,000. The technology acquired is being amortized over a term of one year.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9,800,000. On April 18, 2002, the bid was increased to $18,900,000, and subsequently, on May 8, 2002, the bid was further increased to $30,400,000. On July 4, 2002, the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2004, the Company owned approximately 48,269,000 or 42.61% of Idion's outstanding common shares acquired at a cost of $12,185,000. The ownership of 1,119,000 shares of Idion had been subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. In May 2003 this dispute was settled in favour of the plaintiff and as a result the Company returned the disputed shares to the broker for the original consideration of approximately $312,000. The cost of these shares had previously been included in the investment on the Company's balance sheet at January 31, 2003.

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and would be subject to foreign exchange and other risks associated with investments in JSE listed companies. If the Company is ultimately successful in completing the acquisition of Idion, there are risks and uncertainties which may impact the acquisition. These risks and uncertainties include, but are not limited to, the following: expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On January 31, 2004, shares of Idion were trading at approximately Cdn. $0.41 per share, which would indicate a market value of $19,927,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write down its investment in Idion. During its latest fiscal period, the twelve months ended December 31, 2003, Idion reported a net loss of approximately U.S. $554,000.
DataMirror 2004 Annual Report 26

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting. As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the periods ended August 31, 2002 and August 31, 2003.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

CHANGES IN ACCOUNTING POLICIES

The Company expects to adopt in fiscal 2005 the recommendations set forth in Section 3870 of the CICA Handbook concerning the adoption of the fair value based method of accounting for expensing stock option grants. Under the transitional rules, CICA Handbook Section 3870 allowed companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income (loss) for the year. For the Company's fiscal year commencing on February 1, 2004, Section 3870 requires the Company to include the effect of expensing options issued subsequent to January 31, 2002 in the calculation of net income (loss) for the year. Based on options issued up to March 31, 2004, it is anticipated that the adoption of this requirement will reduce net income by approximately $363,000 in fiscal 2005.

In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company's fiscal year beginning February 1, 2005. The Company will review the impact of the amended guideline, if any, on the Company's consolidated financial statements when the CICA issues the amended Guideline.

In June 2002, Financial Accounting Standards Board ("FASB") introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002. Adopting the recommendations of SFAS 146 during the year ended January 31, 2004 did not have a material impact on the Company's financial condition as of January 31, 2004 or its results of operations for the fiscal year then ended.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In December 2003, FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46R"]. FIN 46R requires that a variable interest entity ["VIE"] be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply to VIE's created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of February 1, 2004. The adoption of FIN 46R did not have an impact to the Company's financial statements as at and for the year ended January 31, 2004 and as at February 1, 2004.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The Company has not yet determined the impact, if any, of these new guidelines.
DataMirror 2004 Annual Report 27

RISKS AND UNCERTAINTIES

An investment in the Company's Common Shares involves certain risks and uncertainties which should be carefully considered. The following risk factors, each of which could have a material adverse effect on the Company's business, results of operations and financial condition, and on the value or market price of the Company's Common Shares, should be considered carefully in addition to the other information contained in this MD&A (including information incorporated by reference herein).

Limited Operating History; Uncertainty of Future Operating Results. The Company's predecessor was incorporated on November 19, 1993 and did not earn revenue until 1995. While the Company earned operating income for fiscal 2003 and fiscal 2004, it incurred an operating loss for fiscal 2002. In addition, while the Company earned net income for fiscal 2004 and the year ended January 31, 2001, it recorded net losses for the fiscal 2002 and fiscal 2003. Due to the Company's short operating history, the uncertainty of continued acceptance of the Company's products, the rapid evolution of competitive software products, and the other risk factors discussed herein, there can be no assurance that the Company will be able to sustain revenue growth or to achieve or sustain profitability or positive cash flow from operations in the future.

Variability of Quarterly Operating Results. The Company's revenue and results of operations have fluctuated significantly on a quarterly basis and the Company expects substantial variability of future quarterly operating results due to a variety of factors. These factors include: (i) the timing of the release of new software products and enhanced versions of existing products by the Company; (ii) the introduction of new products and product enhancements by the Company's competitors; (iii) market acceptance of and demand for the Company's products; (iv) the strength or weakness of global markets for the Company's products and for computer platforms and databases with which the Company's products operate, in particular the IBM iSeries (AS/400) platform; (v) changes in operating expenses, including possible increases related to the introduction of new and enhanced products; (vi) the timing of receipt of orders from major customers; (vii) general economic factors, including the potential negative effect of actual or perceived weakening of global economic conditions on the level of spending by the Company's customers and prospective customers; (viii) concentration of revenues in the last month of each quarter and in the fourth quarter of the fiscal year; (ix) the proportion of revenues attributable to licence fees versus service revenues; and (x) changes in pricing policies by the Company or its competitors. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and historical results should not be relied upon as indicative of future performance. The Company's operating expenses are based in part on anticipated short term revenue levels and are relatively fixed in the short term. As a result, if revenues are not realized as expected, the Company's operating results could be materially adversely affected. Variability of future quarterly operating results may cause volatility in the market price of the Common Shares. In addition, due to some or all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of market analysts and investors. In such event, the price of the Company's Common Shares would likely be materially adversely affected.

Product Markets and Product Acceptance. To date the Company has derived a large portion of its licence revenue from its Transformation Server and iCluster (a successor to High Availability Suite) products, particularly for the IBM iSeries (AS/400) platform. The Company expects that sales of Transformation Server software, and particularly Transformation Server for the iSeries, as well as iCluster, will continue to represent a substantial portion of its revenue for the foreseeable future. With the acquisition of Constellar Hub and the release of iReflect, the Company expects to derive increased revenues from products that operate in conjunction with Oracle databases. A decline in the market for IBM's iSeries (AS/400) or other hardware platforms on which the Company's products operate, or for applications and data management software for such platforms, may occur as a result of new competitive products, price, technological changes or other factors. The Company's future results of operations will depend, in part, on achieving broader market acceptance of its software products, as well as on its ability to continue to enhance these products to meet the evolving needs of customers. Future results may also depend on the strength or weakness of global markets for computer platforms and databases with which the Company's products operate, including the IBM iSeries (AS/400) platform and Oracle databases. A decline in these markets, or the inability of the Company to achieve broader acceptance of its products or to enhance its products as required to meet market demand, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's PointBase products depend on the acceptance and use of Java and the promotion and backing of Java by Sun Microsystems, Inc. Any change in the viability or support for Java or Sun Microsystems, Inc. would have an adverse effect on the market for PointBase products.
DataMirror 2004 Annual Report 28

Product Development, Acquisition and Technological Change. The market for integration and resiliency software is characterized by rapid technological change and frequent new product introductions and enhancements. The Company must continue to develop, create or acquire new products and update existing products to reflect technological changes and market developments in hardware platforms, operating systems and database technology platforms in order to compete effectively. Such product development or acquisition may require the Company to invest substantial amounts in research and development on an ongoing basis. Although the Company may seek to acquire businesses or technologies from time to time, there can be no assurance that any such acquisition will be available on acceptable terms or at all, or that the Company will be able to successfully consummate or integrate any such potential acquisition. The development cycle for new products may be significantly longer than development cycles experienced by the Company for its prior products and upgrades. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing products, and products currently under development, obsolete and unmarketable. The Company's future success will depend on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, respond to customer requirements and achieve market acceptance. In addition to decreasing revenues as products reach the end of their natural life cycles, if the Company were unable to develop upgrades or new products in a timely manner due to resource constraints or technological or other reasons, the Company could experience decreases in future sales and revenues. There can be no assurance that the Company's future products or enhancements will keep pace with technological change or satisfy market needs or that the Company will successfully develop, acquire or market any future products.

Competition. The market for integration and resiliency software is relatively new and continuously evolving. Given the variety of uses for the Company's products and the range of platforms, operating systems and databases on which they operate, the Company faces competition from many competitors, including other independent software vendors, database vendors and large hardware manufacturers who also offer data integration tools. The Company competes in markets that are competitive, subject to and affected by changes in technology, product innovations and the actions of its competitors. In fiscal 2004, the Company faced increased pricing pressures from competitors in the iSeries High Availability marketplace. The Company also faces significant competition from in-house development departments within businesses that may develop custom software for the specific data movement or integration requirements of their enterprises. Current and potential competitors may have or may in the future establish alliances or cooperative relationships among themselves or with potential customers and may rapidly acquire significant market share. In addition, many of the Company's competitors and potential competitors are significantly larger than the Company and have significantly longer operating histories, greater financial resources and more market and brand recognition than the Company. The Company believes that it must continue to develop new products and introduce enhancements to its existing products in a timely manner to remain competitive. In addition, the Company believes that its ability to compete depends on many factors within and outside its control, including product functionality, performance, price, reliability, vendor and product reputation, customer service and support, sales and marketing efforts, product distribution and product releases both by the Company and its competitors. Even if the Company introduces new and enhanced products, it may not be able to compete effectively because of the significantly greater financial, marketing and other resources available to some of its competitors. As the markets for the Company's products expand, additional competition may emerge and competitors may commit more resources to competitive products. There can be no assurance that the Company will be able to compete successfully in current or future markets or that competitive pressures will not have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Continued Growth of the Database and Data Integration Markets and the Internet.

The Company believes key future uses of its software will be for business data integration and data and application resiliency (high systems availability) applications, such as e-commerce applications, data distribution to and from data warehouses and other data stores, enterprise application integration, workload balancing, and back-up protection against planned and unplanned system outages.

Consequently, the Company's future financial performance will depend in part on the growth in the

DataMirror 2004 Annual Report 29

utilization of databases and in the number of data warehouse installations. The database and data warehouse markets are rapidly evolving, and there can be no assurance that such markets will be sustained at their current size or continue to grow. In addition, to the extent that the Company's products may be used in electronic commerce and Internet-based applications, the Company's future financial performance will depend in part on the reliability, growth in use and public acceptance of the Internet, particularly for the conduct of business-to-business and business-to-consumer commercial transactions. The Internet is a relatively new communications and commercial infrastructure which is rapidly evolving. There can be no assurance that the Internet infrastructure will be able to support the communications demands placed on it, or that the Internet will gain or sustain widespread acceptance as a communications or electronic commerce channel. In addition, there is no assurance that the Company's products will adequately address the requirements of customers or keep pace with changes in any of these markets.

Dependence on Relationships with Complementary Vendors. The Company believes that it is important to develop, maintain, and enhance close associations with complementary hardware and software vendors. In particular, it is important that the Company maintain its existing relationship with IBM due to the Company's dependence on the IBM iSeries market. In the data resiliency and High Availability market the Company depends on IBM rebates and incentives offered to IBM customers who purchase software from IBM High Availability Business Partners to encourage customers to purchase the Company's software. There can be no assurance that IBM will not terminate the Company's status as a High Availability Business Partner. This would have a direct negative impact on sales of the Company's High Availability software. The Company also depends on IBM to market and promote the Company and its products to IBM sales employees, IBM business and channel partners and end user customers. There can be no assurance that IBM will continue to market and promote the Company and its products. There can be no assurance that IBM will not enter the market for High Availability or integration software directly. There can be no assurance that the Company will be able to maintain its existing relationships or enter into new relationships. The Company's failure to do so could adversely affect the portability of the Company's products to, and compatibility and integration with, existing and new platforms, software applications and databases and the timing of the introduction of new and enhanced products by the Company. In addition, failure to do so could affect the Company's ability to leverage third party distribution channels and increase its market presence.

Dependence on Distribution Channels. While most of the Company's revenue is derived from sales made directly by the Company, a portion of the Company's revenue is derived from the sale of its products through third parties. There can be no assurance that the direct sales model will continue to work effectively for new products or that it will scale effectively as the Company attempts to grow its revenue from existing products. There can be no assurance that the Company will be able to retain a sufficient number of its existing or future re-marketers and distributors, that such re-marketers and distributors will not give higher priority to the sale of other products (which could include products of competitors) or that these re-marketers and distributors will devote sufficient resources to marketing of the Company's products. The Company depends on IBM business partners to remarket and distribute its products and there can be no assurance that IBM will continue to promote the Company to its business partners. The performance and financial strength of third party re-marketers and distributors is outside the control of the Company and the Company is unable to predict the extent to which these parties will be financially sound or will be successful in marketing and selling the Company's products. A reduction in sales efforts or discontinuance of sales of the Company's products by its re-marketers and distributors could lead to reduced sales and could, as a result, have a material adverse effect on the Company's business, results of operations and financial condition. In addition, other methods of product distribution may become important in the future, such as Internet access to products and services and other electronic distribution. The Company's success will depend, in part, upon its ability to attract and retain sufficient direct sales personnel, to maintain and expand access to existing channels of distribution and to gain access to new channels if and when they develop.

Dependence on Key Personnel. The success of the Company depends upon the continued contributions of key personnel including members of its senior management, including Nigel Stokes, Chairman, President and Chief Executive Officer. The loss of one or more of these key personnel could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these individuals or recruit other qualified personnel. The Company believes that its future success will also depend in large part on its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel required to continue to grow.
DataMirror 2004 Annual Report 30

Risks Associated with International Operations. The Company intends to continue to make efforts to increase international sales and anticipates that international sales will continue to account for a significant portion of its revenue. These sales are subject to certain risks and costs associated with international operations, including the difficulty and expense of staffing and administering business abroad, difficulties in accounts receivable collection, complications in complying with foreign laws and domestic and international import and export laws and regulations and costs related to localizing products for foreign markets and translating and distributing products in a timely manner. Significant international sales may also expose the Company to greater risk from political and economic instability, potential adverse tax consequences, unexpected changes in Canadian or other governmental policies concerning import and export of goods and technology, other regulatory requirements and tariffs and other trade barriers. In addition, while U.S. and Canadian copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of the United States or Canada. Software piracy has been, and can be expected to be, a persistent problem for the software industry. Although to date the Company has not experienced any of the foregoing factors with its key products to any significant extent, there can be no assurance that these factors will not be experienced by the Company in the future or that they will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition, international earnings may be subject to taxation by more than one jurisdiction or other adverse tax consequences, which could also materially adversely affect the Company's results of operations.

Global Economic Conditions. The Company's operating results may vary significantly based upon the impact of actual or perceived changes in global economic conditions on its customers. The global economic environment since 2001 is more uncertain than in prior periods and has the potential to have a material adverse effect on the Company and its operating results. The Company's revenue and operating results depend in large part on the overall demand for integration and resiliency solutions, and related computer software and services. A reduction of demand for integration and resiliency solutions and related computer software and services caused by actual or perceived weakening in the global economy may result in decreased revenues and lower growth rates for the Company. Customers may defer or reconsider purchasing products from the Company if they experience a downturn in their business or if there is a downturn in general economic conditions.

Management of Growth. In recent years, due to internal growth, the acquisition of a German subsidiary, the Constellar acquisition, the PointBase acquisition, and the expansion into the Asia Pacific region, the Company has experienced rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In addition, the Company may continue to experience rapid growth in the future, due to continued internal expansion, acquisition or other factors. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, to hire, manage and retain its employees, to integrate acquired businesses, technologies and personnel, if any, with existing operations and to maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support growth in the Company's operations.

Software Defects. The Company's products are technically complex and may contain undetected errors or performance problems. There can be no assurance that such errors or performance problems will not be discovered in the future, which may cause delays in product introduction and shipments, require design modifications or result in damage to the Company's reputation, loss of revenue, loss of market share, delay in market acceptance or product liability or other claims against the Company. Furthermore, there can be no assurance that the Company will be able to correct any such errors on a timely basis, or at all. Correction of errors or other defects may require significant expenditures by the Company. Provisions contained in the Company's licence agreements that are designed to limit the Company's exposure to potential claims, as well as any liabilities arising from such claims, may not effectively protect the Company against some or all of such claims and the liability and costs associated therewith. Any of these possible occurrences could have a material adverse effect on the Company's business, results of operations or financial condition.
DataMirror 2004 Annual Report 31

Potential Infringement Liability. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers will become increasingly subject to infringement claims. Moreover, there has been an increase in the number of patents issued in Canada and the United States relating to computer software, and, accordingly, the risk of patent infringements in the industry can be expected to increase, potentially resulting in an increase in patent infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Such claims may result in costly litigation, diversion of management time and resources, financial liability or a requirement that the Company suspend licensing of its products or redesign its products, or enter into royalty or licensing agreements.

Furthermore, there can be no assurance that the Company would be able to successfully redesign its products, if required, or that any such royalty or licensing agreements will be available on reasonable terms, or at all. Any such claim or the results thereof could have a material adverse effect on the Company's business, results of operations or financial condition.

Dependence on Maintenance Renewals. The Company realizes a significant portion of its revenue from maintenance and support services provided in connection with the products that it licences. There can be no assurance that licencees will continue to renew their maintenance and support services or that the Company will be able to charge its current rates for maintenance and support services in the future.

Risks Related to Acquisitions Pursuing, completing, and integrating recent and potential acquisitions, including the PointBase acquisition, could divert management's attention and financial resources and may not produce the desired business results. In the past the Company has made acquisitions of products and businesses. In the future, the Company may engage in additional selective acquisitions of other products or businesses. There can be no assurance that management will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into the Company's operations. Further, acquisitions may involve a number of special risks, including: (a) diversion of management's attention; (b) disruption to the Company's ongoing business; (c) failure to retain key acquired personnel; (d) difficulties in assimilating acquired operations, technologies, products, and personnel; (e) unanticipated expenses, events, or circumstances; and (f) assumption of legal and other undisclosed liabilities. If the Company does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, if the Company proceeds with an acquisition, available cash may be used to complete the transaction, or shares may be issued which could cause a dilution to existing shareholders.

Risks of Investing in South Africa. The Company has made a significant investment in Idion, a South African company listed on the JSE Securities Exchange under the symbol IDI. This investment is subject to a number of risks including: (a) the standards of accounting, auditing and financial reporting applicable to Idion may not be as stringent as in Canada and the United States; (b) the quality and standards of the judicial and financial regulatory systems may not be as high as in Canada or the United States; (c) persons in foreign markets may act out of national or non-economic interests to the detriment of the Company; (d) political risks to trading in foreign markets; (e) a change of government or a change in the economy can affect the markets; (f) governments may impose exchange controls or devalue currencies; (g) foreign markets are less liquid and more volatile than North American markets; (h) low trading volumes may affect the Company's ability to trade its shares; (i) foreign exchange volatility; (j) war and civil disturbances; (k) foreign taxation; and (l) delays in obtaining or inability to obtain necessary government permits. There can be no assurance that the Company will be able to manage these risks and realize an acceptable return on its investment.
DataMirror 2004 Annual Report 32

Enforcement of Judgements. The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely because: the Company is incorporated under the laws of Ontario; all of its officers and directors, with the exception of Bryan E. Plug and Rean Pretorius, are non-residents of the United States; and the Company and a substantial portion of its assets are located outside the United States.

Seasonality. The Company depends on both direct and indirect sales for the revenue for its iCluster and High Availability Suite products. The sale of these products is often linked to the sale of IBM hardware by IBM Business Partners. Generally, sales of these products are strongest in the calendar quarter ending December 31st and are reflected in the Company's fourth fiscal quarter of each year. There can be no assurance that the Company will continue to be successful with the indirect sales model or will continue to partner with motivated distributors as the Company tries to grow revenue from these products. A weak calendar fourth quarter for IBM hardware and IBM Business Partners will adversely affect revenue from these products. In uncertain economic times customers may delay purchases until the end of their budgetary years which usually occur in the calendar fourth quarter. This may adversely affect revenue in other quarters or for the year in the event of economic disruption in the calendar fourth quarter.

FINANCIAL INSTRUMENTS

Interest Rate Risk. The Company's exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company had no material borrowings outstanding under its line of credit at January 31, 2004.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and banker's acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently the Company's future investment income may fall short of expectations due to changes in short-term interest rates. The investment in short-term financial instruments is not for trading purposes. Management estimates that average invested cash, cash equivalents, and short-term investments balances should be approximately $40,000,000, therefore a 1% change in interest rates could affect interest income by as much as $400,000 for the year.

Foreign Currency Risk. In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations. The Company derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including Pounds Sterling and Euros. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. However, management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure. The financial instruments utilized by the Company pursuant to its hedging policy are not purchased for trading purposes and the Company does not enter into foreign exchange contracts for speculative purposes.

During fiscal 2004, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2004, no U.S. dollar forward currency contracts were outstanding. Subsequent to yearend, U.S. $6,000,000 of forward currency contracts were purchased at exchange rates of approximately 1.34, maturing within sixty days of the financial year end. These contracts hedge substantially all of the Company's estimated U.S. dollar based accounts receivable. During fiscal 2004, the Company incurred a foreign exchange loss of $85,000 compared to a loss of $326,000 in fiscal 2003.

The following table provides a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% decrease against the Canadian dollar would have had on the Company's total revenues, operating expenses and pre-tax net income for the year ended January 31, 2004.
DataMirror 2004 Annual Report 33

(in thousands of Cdn$)	Total	Operating	Pre-tax
	Revenue	Expenses	Net Income
United States Dollar	$(3,526)	$ (511)	$(3,015)
Pound Sterling	(1,041)	(639)	(402)
Euro	(966)	(571)	(395)

Should the Company not be successful in acquiring all of the shares of Idion, the sale of its shares of Idion could result in a gain or loss depending on the circumstances in which they are sold and would be subject to foreign exchange and other risks associated with investments in JSE listed companies. See note 15, Financial Instruments and Hedging Activities, to the audited consolidated financial statements.

BUSINESS OUTLOOK

Over the last two fiscal years the Company has adjusted its business model to drive a significant improvement in operating profits. During fiscal 2004, factors such as the strengthening of the Canadian dollar and global political and economic events put significant pressure on the business model, but the Company still delivered record levels of profitability. The Company believes that the business model is solid and provides the foundation to leverage increased revenue to new record levels of profitability. The Company's balance sheet is strong and the Company believes that the LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. The Company is however, aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

The Company expects to continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration (FDA) is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Sarbanes-Oxley Act requires that CEOs and CFOs certify the adequacy of internal processes and controls that affect financial reporting. The Company's LiveAudit solution can create the real-time audit trail from any database necessary to ensure adequate controls for Sarbanes-Oxley or FDA E-Records compliance. The Company's LiveBusiness solutions are designed to help companies address all these needs.

In December 2003, the Company acquired the remaining shares of PointBase, making it a wholly-owned subsidiary. It is expected that PointBase will be slightly dilutive to earnings in the first half of fiscal 2005, but will break-even over the full fiscal year. Beyond adding stability and enhancing service levels for the existing PointBase customers, the Company expects to continue to focus on PointBase technology to expand its existing wireless data capture solutions for barcode and RFID applications and also on new data synchronization solutions for the handheld marketplace.

It is the Company's intention to try to acquire the remaining shares of Idion from its existing management.

OTHER INFORMATION

The Company's authorized capital consists of two classes of shares, Common Shares and Preferred Shares. The Company has only one class of shares that are issued and outstanding, these being the Common Shares of the Company. As at March 31, 2004, 11,395,667 Common Shares of the company were issued and outstanding, with an additional 582,702 Common Shares of the Company that could become issuable if all options exercisable at March 31, 2004 were exercised. 1,195,669 stock options were outstanding at March 31, 2004.

Additional information relation relating to the Company, including the Company's Annual Information Form (AIF), is available on SEDAR at www.sedar.com.
DataMirror 2004 Annual Report 34

BOARD OF DIRECTORS	AUDITORS

P. Kirk Dixon	Ernst & Young LLP
Secretary and Executive Vice President,	P.O. Box 251
Business Development	Ernst & Young Tower
Toronto, Ontario M5K 1J7
Donald L. Lenz (1) (3)
Managing Director, Newport Partners
LEGAL COUNSEL
Bryan E. Plug (1) (2)
President and Chief Executive Officer,	Blake, Cassels & Graydon LLP
Kontiki, Inc.	Box 25, Commerce Court West
Toronto, Ontario M5L 1A9
Keith Powell (2) (3)
Principal, Keith Powell Consulting Inc.	REGISTRAR AND
TRANSFER AGENT
Nigel W. Stokes (3)
Chairman, President and	CIBC Mellon Trust Company
Chief Executive Officer	320 Bay Street
P.O. Box 1
E. Herman Wallenburg	Toronto, Ontario M5H 4A6
Chief Scientist
For any inquiries or change of
Donald Woodley (1) (2)	address please call:
President, The Fifth Line Enterprise	Answerline: (416) 643-5500
or toll free: 1-800-387-0825
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee	BANKER

EXECUTIVE OFFICERS	Bank of Montreal
Innovation and Technology Centre
Nigel W. Stokes	First Canadian Place
Chairman, President and	P.O. Box 3, Mezzanine Level
Chief Executive Officer	Toronto, Ontario M5X 1A3

P. Kirk Dixon
Secretary and Executive Vice President,	INVESTOR RELATIONS
Business Development
Send inquiries to:
E. Herman Wallenburg	Investor Relations
Chief Scientist	DataMirror Corporation
3100 Steeles Avenue East, Suite 1100
Peter Cauley	Markham, Ontario L3R 8T3
Vice President Finance and
Chief Financial Officer	Phone: (905) 415-0310 Ext. 284
Toll Free: 1-800-362-5955
Stewart Ritchie	Fax: (905) 415-5195
Senior Vice President, Sales,	Email: investors@datamirror.com
Americas & EMEA	http://www.datamirror.com

Donald G. Symonds
Vice President, Sales, EMEA	COMMON SHARES

Judy Parkes	The common shares of the Company are listed
Vice President, Technical Services	on the Toronto Stock Exchange under the
symbol DMC and on the NASDAQ National
Rean Pretorius	Market under the symbol DMCX.
Senior Vice President, Global
Channel & Alliances
DataMirror 2004 Annual Report 57

Copyright © 2004 DataMirror Corporation.
All rights reserved. DataMirror, Constellar Hub, DB/XML Transform, High Availability Suite, iCluster, iDeliver, iReflect, LiveAudit, LiveBusiness, LiveCapture, LiveConnector,
LiveIntegration, LiveResiliency, Pervasive Gateway, Synapse, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation.
All other brand or product names are trademarks or registered trademarks of their respective companies.

ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC ), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusinessTM solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of nowTM by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,800 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, GMAC Commercial Mortgage, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

North America 1 800 362 5955 UK + 44 (0) 20 7633 5200 France + 33 (0) 1 72 75 73 40 Germany + 49 6151 8275 0 Hong Kong + 852 2251 8226 WWW.DATAMIRROR.COM